Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Aspiriant Capital Appreciation Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$7,600,000.00	0.0001381	$1,049.56

Total Transaction Valuation:		$7,600,000.00
Total Fees Due for Filing:				$1,049.56
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$1,049.56

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 653,537 Shares (approximately 5.00% of the net assets of the Fund as of December 31, 2025) based on a net asset value per Share as of close of business on December 31, 2025 of $11.49.